FORM 8-A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION

12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

NOMAD ROYALTY COMPANY LTD.
(Exact name of registrant as specified in its charter)

Canada	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1275 avenue des Canadiens-De-Montréal, Suite 500 Montreal, Québec, Canada H3B 0G4	Not Applicable
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class registered	Name of each exchange on which each class is to be registered
Common Shares, Without Par Value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: ☐

(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed by Nomad Royalty Company Ltd. (the “Company,” “we” or “us”), a corporation continued under the federal laws of Canada, with the U.S. Securities and Exchange Commission (the “SEC”) to register its common shares, without par value (the “Common Shares”), under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the listing of its Common Shares on the New York Stock Exchange (the “NYSE”).

Item 1. Description of Registrant's Securities to be Registered.

The Company’s authorized share capital consists of: (i) an unlimited number of Common Shares without par value; and (ii) an unlimited number of preference shares without par value and issuable in a series (the “Preference Shares”). The class of shares of the Company to be registered is the Common Shares.

The holders of Common Shares are entitled to receive notice of, and to attend, all meetings of shareholders of the Company, except meetings at which only holders of another class or series of shares of the Company are entitled to vote. Each holder of Common Shares is entitled to one vote for each one Common Share held on all ballots taken at such meetings. Subject to the prior rights, privileges, restrictions and conditions attaching to the Preference Shares or to any other class of shares of the Company ranking senior to the Common Shares, the holders of Common Shares are entitled to receive dividends as, when and in such amounts declared by the directors of the Company from time to time. In the event of the dissolution, liquidation, or winding-up of the Company or other distribution of the property and assets of the Company among its shareholders for the purpose of winding-up the affairs of the Company, holders of Common Shares shall, after payment of the amount payable to the holders of Preference Shares and shares of any other class of shares of the Company ranking senior to the Common Shares, be entitled to receive, equally, share for share, with the holders of shares of all other classes of shares of the Company ranking equally with the Common Shares in respect of the final distribution of the property and assets of the Company, the remaining property and assets of the Company. The Common Shares carry no pre-emptive or conversion rights.

There are no provisions in our constituting documents, consisting of our Articles of Continuance under the Canada Business Corporations Act (the “Constituting Documents”) that discriminate against any existing or prospective holder of Common Shares as a result of such shareholder holding a certain level of Common Shares. Applicable Canadian securities laws contain certain requirements for shareholders that own Common Shares above a certain percentage. Shareholder ownership must be publicly disclosed in accordance with Canadian securities law by any shareholder who beneficially owns or exercises control or direction over 10% or more of our outstanding Common Shares. This is in addition to beneficial ownership reporting requirements applicable to shareholders under Section 13(d) of the Exchange Act.

With the exception of the potential effect of the ability of our board of directors to issue an unlimited number of Common Shares, there is no provision in our Constituting Documents that would have an effect of delaying, deferring or preventing a change in control of the Company.

The transfer agent and registrar for the Common Shares of the Company is Computershare Investor Services Inc. at its offices in Montreal, Québec and Toronto, Ontario, and the United States co-transfer agent for the Common Shares is Computershare Trust Company, N.A.at its offices in Canton, Massachusetts, Jersey City, New Jersey and Louisville, Kentucky.

Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed below under “Taxation.”

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Foreign Constraints

There are no limitations under the laws of Canada or in the Constituting Documents on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian.” The threshold for acquisitions of control under the Investment Canada Act is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Taxation

The following is, as of the date of this Registration Statement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to an investor who, for the purpose of the Tax Act and at all relevant times: (i) holds Common Shares as capital property, (ii) deals at arm’s length with the Company, and (iii) is not affiliated with the Company (herein, a “Holder”).

This summary is applicable only to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention, and at all relevant times: (i) is not, and is not deemed to be, resident in Canada, and (ii) does not use or hold, and is not deemed to use or hold, the Common Shares in the course of carrying on a business in Canada, or otherwise in respect of a business carried on in Canada. Holders who meet all of the foregoing requirements are referred to in this summary as “Non-Resident Holders”, and this summary only applies to such Non-Resident Holders. This summary also does not apply to a Holder (including a Non-Resident Holder) that carries on, or is deemed to carry on, an insurance business in Canada or elsewhere or that has entered into or will enter into a “synthetic disposition arrangement” or “derivative forward agreement” (as such terms are defined in the Tax Act) with respect to Common Shares. Such Holders, and all other holders (including Non-Resident Holders) of special status or in special circumstances, should consult their own tax advisors with respect to the tax treatment of Common Shares.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and our understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law (whether by legislative, governmental, administrative or judicial decision or action) or any change in the administrative policies and assessing practices of the CRA, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. All Holders (including Non-Resident Holders) should consult their own tax advisors with respect to their particular circumstances, and the discussion below is qualified accordingly.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars in general terms based on the exchange rate as quoted by the Bank of Canada for the day on which such amount arose or such other rate of exchange that is acceptable to the CRA.

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Dividends

Dividends paid or credited (or deemed to be paid or credited under the Tax Act) to a Non-Resident Holder by us on Common Shares are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. Under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the United States for purposes of the Treaty and who substantiates full entitlement to the benefits of the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company that beneficially owns at least 10% of our voting shares). Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share unless the Common Share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty. In addition, capital losses arising on the disposition or deemed disposition of a Common Share will not be recognized under the Tax Act unless the Common Share constitutes “taxable Canadian property” to the Non- Resident Holder for purposes of the Tax Act.

Provided the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and the NYSE) at the time of disposition, the Common Shares generally will not constitute taxable Canadian property to the Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions were met concurrently: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, and/or (iii) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest (directly or indirectly through one or more partnerships) owned 25% or more of the issued shares of any class or series of shares of the Company; and (b) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act) or (iv) an option in respect of, an interest in, or for civil law a right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act, including in certain circumstances where Common Shares were acquired by a Non- Resident Holder in exchange for other shares that were themselves held as taxable Canadian property.

Generally, a Non-Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by such Non-Resident Holder in respect of Common Shares that constitute or are deemed to constitute taxable Canadian property (and are not otherwise exempt from tax pursuant to the terms of an applicable tax treaty or convention) in the year. Subject to and in accordance with the provisions of the Tax Act, the Non-Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Non-Resident Holder with respect to such Common Shares. Allowable capital losses incurred in a year in excess of taxable capital gains realized in the year in respect of such Common Shares may generally be carried back and deducted in any of the three preceding years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year in respect of such Common Shares to the extent and under the circumstances described in the Tax Act.

Non-Resident Holders who may hold Common Shares as taxable Canadian property should consult their own tax advisors.

Additional Tax Considerations: U.S. Holders and PFIC Status

The Company has not made a formal determination as to whether it (or any of the Corporation’s subsidiaries) was a passive foreign investment company or “PFIC” for U.S. federal income tax purposes with respect to the year ended December 31, 2020. However, the Corporation believes there is a significant risk that it was a PFIC for the year ended December 31, 2020, and anticipates that there will be a significant risk that it will be a PFIC in subsequent years. If we are (or any of our subsidiaries is) a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our Common Shares or warrants, the U.S. holder generally will be subject to certain adverse U.S. federal income tax consequences and additional reporting requirements, including IRS Form 8621. Each U.S. Holder should consult its own tax advisors regarding our PFIC status and the PFIC status of our subsidiaries.

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In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income is passive income (as defined for United States federal income tax purposes) (the “income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the U.S. Internal Revenue Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to United States federal income tax on their proportionate share of (a) any “excess distributions,” (as defined in Section 1291(b) of the U.S. Internal Revenue Code) on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to United States federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of the Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of the Common Shares are made.

The foregoing is a general summary as of the date hereof. The United States federal income tax rules relating to PFICs are very complex. Holders of our Common Shares are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of the Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the common shares of a PFIC. Holders of our Common Shares are also urged to consult with their own tax advisors with respect to any other tax considerations that may be applicable to them under their particular circumstances.

Item 2. Exhibits.

In accordance with the “Instructions as to Exhibits” with respect to Form 8-A, no exhibits are required to be filed as part of this registration statement because no other securities of the Company are registered on the NYSE and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NOMAD ROYALTY COMPANY LTD.

Date: August 30, 2021

By:	/s/ Elif Lévesque
Name:	Elif Lévesque
Title:	Chief Financial Officer and Corporate Secretary

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